                                                                    EXHIBIT 99.3


                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                 SELECTED PRO FORMA OPERATING CASH FLOW DATA (a)
                           FOR THE YEARS 2002 AND 2001
                      (In Millions of Dollars) (Unaudited)



                                                            2002           2001
                                                          --------       --------
Revenue
-------
     Power Purchase Agreement                              $  560         $  568
     Steam and Electric Power Agreement                        29             34
     Other Revenue (b)                                          8             51
     Interest on Revenue Account                                2              5
                                                           ------         ------
Total Revenue                                                 599            658
                                                           ------         ------

Operating Expenses
------------------
     Fuel, transportation, storage                            272            285
     Operations and maintenance                                38             40
     Property, other taxes                                     32             27
     Other                                                     52             37
                                                           ------         ------

Total Operating Expenses                                      394            389
                                                           ------         ------

Net Operating Income                                       $  205         $  269
                                                           ======         ======

Lease Payments                                             $  208         $  278

Coverage Ratios
---------------
     Senior Interest (c)                                    39.45          11.43
     Senior Debt Service (c)                                 1.99           1.41
     Total Interest                                          3.29           3.37
     Total Debt Service                                      1.28           1.09


(a) The above table presents selected pro forma information on operating cash flows of MCV in a format consistent with that presented in the Feasibility Study to the Prospectus filed as part of MCV's Registration Statement on Form S-1 (File No. 33-3977). This format is used to compute various debt service coverage ratios on an annual basis by aligning annual operating cash flows with the semi-annual rent payments made in July and January of each year. For example, the cash flow presented for 2002 reflects revenues and expenses associated with 2002 activity, as well as the Lease rental payments made on July 23, 2002, and January 23, 2003. In addition to the revenues presented in this table, interest income on reserves totaled $4.1 million in 2002 and $10.2 million in 2001.

(b) Includes use of funds available for payment of spare parts, maintenance and capital expenditures that had been reserved in prior years (included in Other Revenue) and funding of reserves for future spare parts, maintenance and capital expenditures (included in Other Expense).

(c)  Senior Bonds were retired on July 23, 2002.